WESTWATER RESOURCES, INC.

June 6, 2019

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Westwater Resources, Inc.

Registration Statement on Form S-3 (File No. 333-231929)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Westwater Resources, Inc., a Delaware corporation, hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-231929) and declare the Registration Statement effective as of Monday, June 10, 2019, at 4:01 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (303) 531-0481, or David R. Crandall of Hogan Lovells US LLP at (303) 454-2449 with any questions.  Also, please notify Mr. Crandall when this request for acceleration has been granted.

Very truly yours,

Westwater Resources, Inc.
	By:	/s/ Jeffrey L. Vigil
	Name:	Jeffrey L. Vigil
	Title:	Vice President – Finance and Chief Financial Officer

cc: David R. Crandall, Hogan Lovells US LLP

6950 S. Potomac Street, Suite 300, Centennial, CO 80112        Phone 303.531.0516